SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission File Number 333-33085




                           NOTIFICATION OF LATE FILING

         (Check One):    [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                         [ ] Form 10-Q
[  ]    Form N-SAR
For Period Ended: DECEMBER 31, 2002
                  --------------------------------------------------------------
[  ]    Transition Report on Form 10-K  [  ]  Transition Report on Form 10-Q
[  ]    Transition Report on Form 20-F  [  ]  Transition Report on Form N-SAR
[  ]    Transition Report on Form 11-K

For the Transition Period Ended:
                  --------------------------------------------------------------

           READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:


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                         PART I. REGISTRANT INFORMATION

Full name of registrant    ALLION HEALTHCARE, INC.
                        --------------------------------------------------------

Former name if applicable


Address of principal executive office (STREET AND NUMBER)

33 WALT WHITMAN ROAD, SUITE 200A


City, State and Zip Code    HUNTINGTON STATION, NEW YORK 11746
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                            PART II. RULE 12B-25(B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Registrant is currently engaged in certain transactions and management attention has been focused on consummating such transactions. Accordingly, the Registrant could not complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2002 on a timely basis.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

    MICHAEL P MORAN      (631) 547-6520
    ---------------      -----------------------------
       (Name)            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Subject to completion, for the year ended December 31, 2002, the Registrant expects to report net sales of approximately $27.5 million as compared to net sales of approximately $16.2 million for the year ended December 31, 2001. The increase in net sales is attributable to expanded marketing and sales efforts to potential customers. In addition, the Registrant also expects to report that gross profit increased by approximately $1.3 million for the year ended December 31, 2002 as compared to the prior fiscal year, on higher sales volume, but decreased as a percentage of net sales due to product mix, payor mix and third party insurance pricing pressure. The Registrant expects to report that selling, general and administrative expenses increased by approximately $0.8 million for the year ended December 31, 2002 as compared to the prior fiscal year due to additional administrative and sales staff. The operating loss for December 31, 2002 was approximately $0.85 million as compared to an operating loss of approximately $1.39 million for the year ended December 31, 2001. The reduction in the operating loss is primarily attributable to the growth in net sales. For the year ended December 31, 2002, the Registrant expects to report a net loss of approximately $0.84 million, or 27 cents per share, as compared to a net loss of approximately $1.11 million, or 36 cents per share, for the year ended
December 31, 2001.

ALLION HEALTHCARE, INC.
--------------------------------------------
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MARCH 31, 2003                By: /S/  MICHAEL P MORAN
      -------------------------        --------------------------------------
                                       Name:   Michael P Moran
                                       Title:  Chief Executive Officer